1250 N.E. Loop 410, Suite 1000 San Antonio, Texas 78209 210-828-7689 www.pioneerdrlg.com
January 16, 2009
Mr. Don Delaney
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Pioneer Drilling Company
Form 10-KT for the fiscal year Ended December 31, 2007
Filed March 7, 2008

Definitive Proxy Statement on Schedule 14A
Filed April 11, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 6, 2008
File No. 1-32693
Dear Mr. Delaney:
     On behalf of Pioneer Drilling Company (the “Company”), set forth below is the Company’s response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated December 23, 2008, regarding the above referenced filings. For your convenience, the text of the Staff’s comments is set forth below in bold followed by the Company’s response.
Form 10-KT for the Year Ended December 31, 2007 and All Subsequent Form 10-Qs
Certifications, exhibits 31.1. and 31.2
1. We note, in both certifications, you included the title of the certifying individual when identifying the certifying individual at the beginning of your certifications. In future filings, please revise your certifications to match the exact form set forth in Item 601(b)(31) of Regulation S-K.
Response. The Company acknowledges the Staff’s comment and will provide the certifications in the exact form set forth in Item 601(b)(31) of Regulation S-K in future filings.

Definitive Proxy Statement on Schedule 14A
Annual Cash Incentive Compensation, page 15
2. Please disclose the actual quantitative targets used to determine your named executive officers’ incentive compensation. For example, you do not disclose your targeted performance measures, including your earnings per share; earnings before income tax, depreciation and amortization expense (“EBITDA”); EBITDA return on capital employed; and safety record (recordable incident rate).
     To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplementary basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.
Response. As described in our most recent proxy statement, the Company’s quantitative performance measures for annual cash incentive compensation included earnings per share; earnings before income tax, depreciation and amortization expense or “EBITDA”; EBITDA return on capital employed; and safety record (recordable incident rate). For the twelve-month period ended March 31, 2007, the quantitative targets used to determine annual cash incentive compensation for our named executive officers were as follows:

Performance Measure	Threshold	Target	Above Expectation
Earnings Per Share	$1.13	$1.50	$1.95
EBITDA	$123,507,133	$164,676,177	$214,079,030
EBITDA Return on Capital Employed	32.65%	43.53%	56.59%
     For the twelve months ended March 31, 2007, the Company achieved: earnings per share of $1.68, or 112% of the target amount; EBITDA of $179,890,031, or 109% of the target amount; and EBITDA return on capital employed of 46.80%, or 108% of the target amount.
     The Company believes that the target safety record (recordable incident rate) constitutes confidential commercial or financial information that, if disclosed, would cause substantial competitive harm to the Company. The target safety record is not publicly known and we keep this information confidential because we believe disclosure of this information will cause substantial harm to the Company’s competitive position. The Company’s industry is highly competitive. We obtain our contracts for drilling oil and gas wells either through competitive bidding or through direct negotiations with customers. While we must be competitive in our pricing, our competitive strategy generally emphasizes the quality of our equipment, the safety record of our rigs and the experience of our rig crews to differentiate us from our competitors.

To the extent that one or more of our competitors has a better safety record (lower recordable incident rate) than we do, they could exploit such information, if reported, in the competitive bidding process and in direct negotiations with customers. In addition, the Company believes that disclosure of this performance target could impair and harm the Company’s ability to recruit and retain necessary employees. For these reasons, the Company believes it should not be required to disclose its target safety record in its proxy statement.
     The Company strives to set a target for safety record that is both achievable and provides effective incentive to perform individual functions in a manner that is as safe as reasonably possible. In future filings, the Company will include, for excluded targets, more descriptive disclosures regarding the level of difficulty, or ease, associated with achieving such targets, as required by Instruction 4 to Item 402(b).
     In future proxy statements, the Company will provide the actual quantitative targets used to determine named executive officer compensation for the most recently completed fiscal year; provided, however, to the extent that we change the components of our performance targets or use different components or criteria in establishing performance targets than those currently used, we reserve the right to exclude such information if we determine, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, that the disclosure of such information would result in competitive harm to the Company. In that case, the Company will, consistent with the requirements of Instruction 4 to Item 402(b) of Regulation S-K, discuss how difficult it would be for the named executive officers, or how likely it will be for the Company, to achieve the undisclosed target levels or other factors.
Report on Form 10-Q for the Quarterly Period Ended September 30, 2008
Investigation by the Special Subcommittee of the Board of Directors, page 32
3. Please provide the Bracewell report presented to your special subcommittee of the board in July 2008 regarding an investigation of your internal control over financial reporting.
Response. In August and September 2008, Bracewell & Guiliani LLP (“Bracewell”) met with the Staff in Fort Worth, Texas, regarding the investigation of the Company’s internal control over financial reporting. During these meetings, Bracewell presented the contents of the Bracewell report to the Staff and answered the Staff’s questions. The Staff’s contact person in Forth Worth for these meetings was Rob Long ((817) 978-3821). Please advise if the Staff requires additional information or has further questions regarding the Bracewell report.

Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 5
Goodwill and other intangible assets, page 8
4. We note that you report material amounts of goodwill. Explain to us, in detail, how you considered the disclosure requirements, including those related to segment disclosures, of SFAS 142, par. 45(c).
Response. For changes in the carrying amount of goodwill during a given reporting period, SFAS 142, paragraph 45(c) requires disclosure of the following information in the financial statements or the notes to the financial statements for each period for which a statement of financial position is presented:
(1)	The aggregate amount of goodwill acquired,

(2)	The aggregate amount of impairment losses recognized, and

(3)	The amount of goodwill included in the gain or loss on disposal of all or a portion of a reporting unit.
     In addition, SFAS 142 requires entities that report segment information in accordance with SFAS 131 to provide the above information about goodwill in total and for each reportable segment and to disclose any significant changes in the allocation of goodwill by reportable segment.
     The entire amount of goodwill reflected on our condensed consolidated balance sheet at September 30, 2008, represents acquired goodwill that was allocated to the Company’s Production Services Division, which was acquired in 2008 in two separate acquisitions. These two acquisitions and the related acquired goodwill are disclosed in footnote 2 “Acquisitions” in our Form 10-Q for the quarterly period ended September 30, 2008. On March 1, 2008, the Company acquired the production services business from WEDGE Group Incorporated which resulted in acquired goodwill of $100.7 million, and the Company acquired the production services business from Prairie Investors d/b/a Competition Wireline which resulted in acquired goodwill of $5.3 million. Prior to these acquisitions, the Company had no goodwill reflected on our condensed consolidated balance sheets.
     The Company disclosed that it had two reportable segments in footnote 7 “Segment Information” in its Form 10-Q for the quarterly period ended September 30, 2008. These two reportable segments are referred to as the Drilling Services Division and the Production Services Division. As noted above, the entire amount of our goodwill was allocated to the Company’s Production Services Division.

     In addition, footnote 2 “Acquisitions” in our Form 10-Q for the quarterly period ended September 30, 2008 states that the purchase price allocations are preliminary and may change by material amounts once we finalize information regarding the fair value estimates of assets acquired and liabilities assumed. Changes in the carrying amounts of acquired goodwill for purchase price adjustments since the acquisition date were disclosed in footnote 2.
     The Company did not record any goodwill impairments and there were no disposals of all or a portion of any reporting units during the nine-month period ended September 30, 2008. Therefore, the SFAS 142 paragraph 45(c) disclosure requirements for the changes in the carrying amounts of goodwill that may result from these events do not apply.
     The Company believes it has met the goodwill disclosure requirements of SFAS 142 paragraph 45(c) in our Form 10-Q for the quarterly period ended September 30, 2008. However, the Company will expand our footnote disclosures to specifically include any changes in the carrying amount of goodwill for each reportable segment in future filings, as necessary.
5. Explain to us the consideration you have given to disclosing the date on which you perform your annual goodwill impairment test.
Response. SFAS 142 paragraph 26 states, “Goodwill of a reporting unit shall be tested for impairment on an annual basis and between annual tests in certain circumstances (refer to paragraph 28). The annual goodwill impairment test may be performed any time during the fiscal year provided the test is performed at the same time every year.”
As noted above, prior to the WEDGE and Competition acquisitions on March 1, 2008, the Company had no recorded goodwill and accordingly had not been required to perform a goodwill impairment assessment test. The Company completes its budgeting and forecasting process during the fourth quarter of each fiscal year, which provides updated projections of operating performance for our reportable segments. These projections will assist in performing the Company’s annual impairment assessment, and, accordingly, the Company has elected December 31 as the date for its annual goodwill impairment assessment test. In future Form 10-K and Form 10-Q filings, the Company will disclose its December 31 date for the annual goodwill impairment assessment test in the Goodwill and Other Intangibles section of footnote 1 “Nature of Operations and Summary of Significant Accounting Principles.”

6. We note that, during the period subsequent to the filing of your most recent Form 10-Q, your net book value has been substantially in excess of your market capitalization. To the extent that this condition exists at any future reporting date, include detailed discussion of how you considered this factor, as well as any other indicators of impairment, in determining whether an impairment test was necessary between annual impairment tests.
Response. The Company acknowledges the Staff’s comment and, to the extent the Company’s net book value is substantially in excess of its market capitalization at any future reporting date, in preparing future filings, the Company will include a detailed discussion of how we considered this factor, as well as any other indicators of impairment, in determining whether an impairment test was necessary between annual impairment tests.
Note 3. Long-term Debt, page 12
7. In future filings, disclose the specific terms of all material covenants in your debt agreements. For all material covenants, disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods.
Response. The Company acknowledges the Staff’s comment and in preparing future filings, the Company will disclose the specific terms of all material covenants in our debt agreements. For each material covenant, we will disclose the required ratios as well as the actual ratios as of each reporting date. We will also show the specific computations used to arrive at the actual ratios in accordance with applicable Commission rules. In addition, we will disclose any stated events of default which would permit the lenders to accelerate the debt if not cured within the applicable grace periods.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Company Overview, page 17
8. We note your discussion of the expansion of the services you offer that resulted from the WEDGE acquisition. For greater balance, in future filings consider expanding this discussion to address the significant debt you incurred in connection with this acquisition, including the impact that this debt and the related interest expense will have on your financial position, results of operations and liquidity in future periods.
Response. The Company acknowledges the Staff’s comment and in preparing future filings, the Company will consider expanding the discussion regarding the WEDGE acquisition to address the debt incurred in connection with the acquisition and the impact the debt and the related interest expense will have on our financial position, the results of operations and liquidity in future periods.
Liquidity and Capital Resources, page 20
9. You indicate under this section that there was approximately $118 million of borrowing availability under your senior secured revolving credit facility at October 31, 2008. In future filings, expand any similar disclosure to clarify whether there are any limitations on your ability to access or use these funds.
Response. The Company acknowledges the Staff’s comments and in preparing future filings, the Company will expand disclosure involving borrowing availability under our secured revolving credit facility to clarify whether there are any limitations on our ability to access or use such funds.

Critical Accounting Policies and Estimates, page 27
Goodwill Impairments, page 28
10. In the interest of providing readers with a better insight into your judgments in accounting for goodwill, please consider disclosing the following in future filings:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why you selected these methods as being the most meaningful in preparing the goodwill impairment analyses;

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	How the assumptions and methodologies used for valuing goodwill in the current period have changed since the prior periods, highlighting the impact of any changes.
Response. The Company acknowledges the Staff’s comments and in preparing future filings, the Company will consider disclosing the items noted above to provide better insight into our judgments in accounting for goodwill.
This concludes our responses to the Staff’s comments. As requested by the Staff’s letter of December 23, 2008, the Company acknowledges that:
(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me at (210) 828-7689.
Sincerely,

/s/ Wm. Stacy Locke Wm. Stacy Locke
President and Chief Executive Officer